SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*



                               Exabyte Corporation
                             ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                    300615101
                                  -----------
                                 (CUSIP Number)

                                 John R. Garrett
                        Meritage Investment Partners, LLC
                             1600 Wynkoop, Suite 300
                             Denver, Colorado 80202
                                 (303) 352-2040
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 300615101
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1.   Names of Reporting Persons.

     Meritage Private Equity Fund, L.P.

     I.R.S. Identification Nos. of above persons (entities only)

     06 153 8889
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     WC
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization   Delaware
-------------------------------------------------------------------------------

Number of           7.  Sole Voting Power         7,404,090
Shares Bene-
ficially            8.  Shared Voting Power
Owned by Each
Reporting           9.  Sole Dispositive Power    7,404,090
Person With
                   10.  Shared Dispositive Power
-------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    7,404,090
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)      19.9%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)      PN

CUSIP No. 300615101
-------------------------------------------------------------------------------

1.   Names of Reporting Persons.

     Meritage Investment Partners, LLC

     I.R.S. Identification Nos. of above persons (entities only)

     06 152 6863
-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)
-------------------------------------------------------------------------------

3.   SEC Use Only

-------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)     N/A
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

-------------------------------------------------------------------------------

6.   Citizenship or Place of Organization   Colorado
-------------------------------------------------------------------------------

Number of           7.  Sole Voting Power         8,444,445
Shares Bene-
ficially            8.  Shared Voting Power
Owned by Each
Reporting           9.  Sole Dispositive Power    8,444,445
Person With
                   10.  Shared Dispositive Power
-------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    8,444,445
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)    22.4%
-------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)      OO

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock") of Exabyte Corporation, a Delaware corporation ("Exabyte"). Exabyte's principal executive offices are located at 1685 38th Street, Boulder, CO 80301.

Item 2.  Identity and Background

This Schedule 13D is filed by Meritage Private Equity Fund, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct ownership of Common Stock and Series H Preferred Stock of Exabyte (the "Series H Preferred"), and by Meritage Investment Partners, LLC, a Colorado limited liability company ("Meritage" and, together with the Fund, the "Reporting Persons"), by virtue of being the sole general partner of the Fund. The Fund is a private equity investment fund specializing in telecommunications investments. Meritage is a manager of private equity investment funds. In addition to serving as the sole general partner of the Fund, Meritage is also the sole general partner of Meritage Private Equity Parallel Fund, L.P. (the "Parallel Fund") and Meritage Entrepreneurs Fund, L.P. (the "Entrepreneurs Fund" and, together with the Fund and the Parallel Fund, the "Meritage Funds"). The principal offices of the Reporting Persons are located at 1600 Wynkoop Street, Suite 300, Denver, CO 80202.

G. Jackson Tankersley, Jr. and Laura I. Beller are the managing members of Meritage (the "Managing Members"). No member of Meritage, acting alone, has the right to direct disposition or voting of the Common Stock directly or indirectly held by Meritage, and as a result each of the Managing Members disclaims beneficial ownership of any Common Stock directly or indirectly held by Meritage. Mr. Tankersley's and Ms. Beller's present principal occupation is serving as managing members of Meritage. The business address of each Managing Member is 1600 Wynkoop Street, Suite 300, Denver, CO 80202 and each Managing Member is a United States citizen.

During  the last five  years,  none of the  Reporting  Persons  or the  Managing
Members: (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Common Stock listed under Item 5 as directly beneficially owned by the Fund and the other entities set forth in such Item were acquired on November 9, 2001 as a result of the merger of a wholly owned subsidiary of Exabyte into Ecrix Corporation ("Ecrix") in which all outstanding shares of Ecrix were converted into Common Stock (the "Merger"). In addition, at the closing of the Merger, the Fund and certain other parties purchased shares of the Series H Preferred, including the shares listed under Item 5, for $1.00 per share. The Series H Preferred is convertible into Common Stock at any time on a share-for-share basis.

The Fund invested a total of $3,896,890 in the shares of Series H Preferred. Such funds were derived from application of the outstanding principal amount of a $1,139,847 bridge loan by the Fund to Exabyte, plus accrued interest on the loan. The remaining funds were derived from the Fund's capital available for investment, including the proceeds of borrowings by the Fund under a line of credit maintained with Silicon Valley Bank. The Parallel Fund invested $476,444 and the Entrepreneurs Fund invested $71,111 of their capital available for investment in Series H Preferred shares, including in the case of the Parallel Fund the proceeds of borrowings under the Silicon Valley Bank line of credit.

The aggregate amount of borrowings by the Fund and the Parallel Fund under the Silicon Valley Bank line of credit for such purpose was $3,225,000. Such borrowings bear interest at a variable rate (currently 5.0% per annum), are due on April 20, 2002, and are unsecured.

The Millennial Fund, Millennial Holdings LLC and the Tankersley Family Limited Partnership, entities related to Mr. Tankersley (collectively, the "Tankersley Entities"), invested $21,773, $76,881 and $32,884, respectively, of their capital available for investment in Series H Preferred shares. In addition, the Tankersley Entities received an aggregate of 63,469 shares of Common Stock pursuant to the Merger.

Item 4.  Purpose of Transaction

The Reporting Persons acquired their investment in Exabyte in order to acquire an equity interest in Exabyte.

The Reporting Persons intend to continuously review their investment in Exabyte, and depending upon their evaluation of the Exabyte's prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock held by such person, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

Mr. Tankersley currently serves as a director of Exabyte.

The Tankersley Entities acquired their investment in Exabyte in order to acquire an equity interest in Exabyte.

None of the Reporting Persons or the Managing Members has any present plans or proposals which relate to or would result in:

1. the acquisition by any person of additional securities of Exabyte, or the disposition of securities of Exabyte;

2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Exabyte or any of its subsidiaries;

3. A sale or transfer of a material amount of assets of Exabyte or of any of its subsidiaries;

4. Any change in the present board of directors or management of Exabyte, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

5. Any material change in the present capitalization or dividend policy of Exabyte;

6.   Any other material change in Exabyte's business or corporate structure;

7. Changes in Exabyte's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Exabyte by any person;

8. A class of securities of Exabyte being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9. A class of equity securities of Exabyte becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

10.  Any action similar to any of those enumerated in this paragraph.


Item 5.  Interest in Securities of the Issuer

The Fund directly beneficially owns 3,507,200 shares of Common Stock and 3,896,890 shares of Series H Preferred. Assuming conversion of the Fund's Series H Preferred into Common Stock, the Fund beneficially owns approximately 19.9% of the 33,287,184 shares of Common Stock outstanding as of November 19, 2001.

The Entrepreneurs Fund directly beneficially owns 64,000 shares of Common Stock and 71,111 shares of Series H Preferred. The Parallel Fund directly beneficially owns 428,800 shares of Common Stock and 476,444 shares of Series H Preferred. By virtue of the relationships described in Item 2, Meritage may be deemed to indirectly beneficially own the 4,000,000 shares of Common Stock and the 4,444,445 shares of Series H Preferred that are directly beneficially owned by the Fund, the Entrepreneurs Fund and the Parallel Fund. Assuming the conversion of all such Series H Preferred into Common Stock, Meritage may be deemed to indirectly beneficially own approximately 22.4% of the Common Stock outstanding as of November 19, 2001.

Each of the Fund, the Entrepreneurs Fund and the Parallel Fund has the sole power to vote, or direct the voting of, the Common Stock owned by it and the sole power to dispose of, or to direct the disposition of, the Common Stock owned by it. Notwithstanding the foregoing, pursuant to their respective limited partnership agreements, the Meritage Funds are required to participate in all acquisition and disposition transactions on an equal, pro rata basis.

The first full  paragraph  under Item 3 is  incorporated  by reference into this
Item 5.

The Millennial Fund directly beneficially owns 12,212 shares of Common Stock and 21,773 shares of Series H Preferred. Millennial Holdings, LLC directly beneficially owns 29,853 shares of Common Stock and 76,881 shares of Series H Preferred. The Tankersley Family Limited Partnership directly beneficially owns 21,404 shares of Common Stock and 32,884 shares of Series H Preferred. Mr. Tankersley may be deemed to indirectly beneficially own the 63,469 shares of Common Stock and the 131,538 shares of Series H Preferred held by such entities by virtue of being the manager and owner of The Millennial Fund, a managing member of Millennial Holdings, LLC and the sole general partner of the Tankersley Family Limited Partnership. Ms. Beller may be deemed to indirectly beneficially own the Common Stock and Series H Preferred held by Millennial Holdings, LLC by virtue of being a managing member of that entity. In addition, Mr. Tankersley holds an option for 20,000 shares of Common Stock granted to him pursuant to Exabyte's stock option plans when he become a director of Exabyte on November 9, 2001. Assuming conversion of the Series H Preferred held by the Tankersley Entities and exercise of his stock option, Mr. Tankersley may be deemed to indirectly beneficially own less than 1% of the outstanding Common Stock.

Each of the Tankersley Entities has the sole power to vote, or direct the voting of, the Common Stock owned by it and the sole power to dispose of, or to direct the disposition of, the Common Stock owned by it.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement. Pursuant to the merger agreement between Exabyte and Ecrix, filed as an exhibit hereto and incorporated into this Item 6 by reference, former holders of Ecrix common stock and preferred stock received Common Stock as a result of the Merger. The merger agreement also provided that certain former stockholders of Ecrix, including the Meritage Funds and the Tankersley Entities, would purchase shares of the Series H Preferred. In addition, Exabyte increased the size of its board of directors, filling three vacancies with Ecrix designees, including Mr. Tankersley. The successors to the Ecrix designees will be chosen by the Ecrix designees; provided, however, that the total number of directors that may be designated by the Ecrix designees is determined as follows: if at any time, the holders of Series H Preferred beneficially own less than 30% of the voting power of all classes of Exabyte's voting securities, the number of directors that Exabyte is obligated to include on the board of directors will be reduced so that the number of the designees expressed as a percentage of the entire board of directors is approximately equal to the percentage of the outstanding voting power then beneficially owned by the holders of Series H Preferred rounded to the nearest whole directorship, but in any event not a majority. If, however, the Series H Preferred investors beneficially own less than 10% of the outstanding voting power of all classes of Exabyte's voting securities, the number of Series H Preferred investor designees will be zero.

Rights Plan Amendment. In connection with the Merger, the Exabyte Board adopted an amendment to the agreement that governs Exabyte's shareholder rights plan. This amendment excludes from the definition of acquiring person the investors in Series H Preferred so long as in the aggregate they hold no more than 49.999% of the total common shares (as defined in the plan) outstanding or 20 million shares, whichever is greater; except that each investor is deemed an acquiring person if it holds, together with its affiliates and associates, 25% of the outstanding Common Stock in the case of Meritage, and 20% of the outstanding Common Stock in the case of any investor other than Meritage.

Bridge Loan. Pursuant to a loan and security agreement, dated August 22, 2001, among Exabyte and certain former stockholders of Ecrix, including the Fund, the Fund agreed to lend to Exabyte a total of $1,139,847 in exchange for promissory notes issued by Exabyte. After the closing of the Merger, the amounts owed to the Fund (including accrued interest) were credited against the purchase price for its shares of Series H Preferred.

Registration Rights Agreement. In connection with the purchase of Series H Preferred, Exabyte and the purchasers of the Series H Preferred Shares, including the Meritage Funds and the Tankersley Entities, entered into a registration rights agreement, filed as an exhibit hereto and incorporated into this Item 6 by reference, pursuant to which Exabyte agreed to register the Common Stock held by such investors, including the Common Stock underlying the Series H Preferred ("registrable securities"). Under this agreement, holders of not less than a majority of the outstanding registrable securities, at any time (with certain exceptions) commencing 90 days after the issuance of the Series H Preferred, may demand that Exabyte effect a registration under the Securities Act of 1933 on Form S-1 or any similar form covering the sale of at least 33% of the registrable securities then outstanding. If Form S-3 or any similar form is then available, holders of at least 25% of the outstanding registrable securities may demand such a registration covering the sale of at least 10% of the outstanding registrable securities with an anticipated offering price of $2,500,000 or more. The holders of registrable securities also have piggyback rights to include registrable securities held by them in registration statements filed by Exabyte offering the securities for its own account or the account of any other security holder.

Lock-Up Agreements. In connection with the Merger, each investor in the Series H Preferred, including the Meritage Funds and the Tankersley Entities, entered into agreements with Exabyte that, subject to certain exceptions, restrict disposition of the shares of Common Stock received in the Merger for a period of 90 days after the effective time of the Merger and restrict disposition of the Series H Preferred shares and the underlying Common Stock purchased by such persons for a period of 180 days after the effective time of the Merger and further limit the amounts of such securities that can be transferred during subsequent periods.

The foregoing descriptions of the merger agreement, the rights plan amendment, the bridge loan, the registration rights agreement and the lock-up agreements are qualified in their entirety by reference to the applicable exhibits that contain the full text of such agreements.

Item 7. Material to be Filed as Exhibits

Exhibit Number    Description

1 Loan Agreement among the Fund, the Parallel Fund and Silicon Valley Bank,dated as of October 12, 1999, as amended by a First Amendment dated as of April 21, 2000.

2 Agreement and Plan of Merger, dated August 22, 2001, among Exabyte, Bronco Acquisition, Inc., Ecrix, certain Lenders and certain Investors (incorporated by reference to Appendix A to the Proxy Statement/Prospectus contained in Exabyte's Registration Statement on Form S-4 filed September 21, 2001 Registration Number 333-69808)

3 Registration Rights Agreement among Exabyte and the holders of Exabyte's Series H Preferred Stock (incorporated by reference to Exhibit 10.44 of Amendment Number 1 to Exabyte's Registration Statement on Form S-4 filed October 5, 2001, Registration Number 333-69808)

4 Form of Lock Up Agreements between the Fund and Exabyte (incorporated by reference to Exhibit 7.16 to Appendix A to the Proxy Statement/Prospectus contained in Exabyte's Registration Statement on Form S-4 filed September 21, 2001, Registration Number 333-69808)

5                 Rights Agreement Amendment (incorporated by reference to
                  Exhibit 6.5(b) to Appendix A to the Proxy Statement/ Prospectus contained in Exabyte's Registration Statement on Form S-4 filed September 21, 2001, Registration Number 333-69808)

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Meritage Private Equity Fund, L.P.
                                    Meritage Investment Partners, LLC


Date:  November 29, 2001            /s/ Laura Beller
                                    -------------------------------------------
                                    Laura I. Beller, as managing member
                                    of Meritage Investment Partners,
                                    LLC, general partner of Meritage
                                    Private Equity Fund, L.P.

                                    Exhibit 1


                       MERITAGE PRIVATE EQUITY FUND, L.P.


                   MERITAGE PRIVATE EQUITY PARALLEL FUND, L.P.


                                 LOAN AGREEMENT

         This LOAN AGREEMENT is entered into as of October 12, 1999, by and among SILICON VALLEY BANK ("Bank"), MERITAGE PRIVATE EQUITY FUND, L.P. ("Meritage Fund"), and MERITAGE PRIVATE EQUITY PARALLEL FUND, L.P. ("Parallel Fund") (Meritage Fund and Parallel Fund are individually a "Borrower" and collectively, the "Borrowers").

                                    RECITALS

         Borrowers wish to obtain credit from time to time from Bank, and Bank desires to extend credit to Borrowers. This Agreement sets forth the terms on which Bank will advance credit to Borrowers, and Borrowers will repay the amounts owing to Bank.

                                    AGREEMENT

         The parties agree as follows:

1.       DEFINITIONS AND CONSTRUCTION

         1.1 Definitions. As used in this Agreement, the following terms shall have the following definitions:

                  "Advance" or "Advances" means a cash advance under the Revolving Facility.

                  "Advance Period" means a period of one hundred eighty (180) days, beginning on the date on which (i) there are no Advances outstanding under this Agreement and (ii) a Borrower requests an Advance.

                  "Affiliate" means, with respect to any Person, any Person that owns or controls directly or indirectly such Person, any Person that controls or is controlled by or is under common control with such Person, and each of such Person's senior executive officers, directors, and partners.

                  "Bank Expenses" means all: reasonable costs or expenses (including reasonable attorneys' fees and expenses) incurred in connection with the preparation, negotiation, administration, and enforcement of the Loan Documents; and Bank's reasonable attorneys' fees and expenses incurred in amending, enforcing or defending the Loan Documents, whether or not suit is brought.

                  "Business Day" means any day that is not a Saturday, Sunday, or other day on which banks in the State of California or Colorado are authorized or required to close.

                  "Capital Call" means a request by either or both Borrower(s) under the Partnership Agreement(s) for a Capital Contribution.

                  "Capital Commitment" means that portion of the Capital Contribution of each General or Limited Partner, individually, and of all General and Limited Partners collectively, not yet advanced to a Borrower.

                  "Capital Contribution" means that amount that each Limited and General Partner of a Borrower is obligated to pay such Borrower from time to time as a contribution to partnership capital.

                  "Closing Date" means the date of this Agreement.

                  "Committed Line" means Fifteen Million Dollars ($15,000,000).

                  "Contingent Obligation" means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (i) any indebtedness, lease, dividend, letter of credit or other obligation of another, including, without limitation, any such obligation directly or indirectly guaranteed, endorsed, co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable; (ii) any obligations with respect to undrawn letters of credit issued for the account of that Person; and (iii) all obligations arising under any interest rate, currency or commodity swap agreement, interest rate cap agreement, interest rate collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; provided, however, that the term "Contingent Obligation" shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

                  "Daily Balance" means the amount of the Obligations owed at the end of a given day.

                  "GAAP" means U.S. generally accepted accounting principles as in effect from time to time.

                  "General Partner(s)" means those individuals or entities denominated general partners of a Borrower under or by reason of the Partnership Agreement.

                  "Indebtedness" means (a) all indebtedness for borrowed money or the deferred purchase price of property or services, including without limitation reimbursement and other obligations with respect to surety bonds and letters of credit, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations and (d) all Contingent Obligations.

                  "Insolvency Proceeding" means any proceeding commenced by or against any person or entity under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

                  "Interest Period" means for each LIBOR Rate Advance, a period of approximately thirty, sixty, or ninety days as Borrowers may elect, provided that the last day of an Interest Period for a LIBOR Rate Advance shall be determined in accordance with the practices of the LIBOR interbank market as from time to time in effect, provided, further, in all cases such period shall expire not later than the sooner of the expiration of the applicable Advance Period or Maturity Date.

                  "IRC" means the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

                  "LIBOR Base Rate" means, for any Interest Period for a LIBOR Rate Advance, the rate of interest per annum determined by Bank to be the per annum rate of interest at which deposits in United States Dollars are offered to Bank in the London interbank market in which Bank customarily participates at 11:00 a.m. (local time in such interbank market) three (3) Business Days before the first day of such Interest Period for a period approximately equal to such Interest Period and in an amount approximately equal to the amount of such Advance.

                  "LIBOR Rate" shall mean, for any Interest Period for a LIBOR Rate Advance, a rate per annum (rounded upwards, if necessary, to the nearest 1/16 of 1%) equal to (i) the LIBOR Base Rate for such Interest Period divided by
(ii) 1 minus the Reserve Requirement for such Interest Period.

                  "LIBOR Rate Advances" means any Advances or portion thereof on which interest is payable based on the LIBOR Rate in accordance with the terms hereof.

                  "Lien" means any mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

                  "Limited Partner(s)" means those individuals or entities denominated limited partners of a Borrower under or by reason of the Partnership Agreement.

                  "Loan Documents" means, collectively, this Agreement, any note or notes executed by Borrowers, and any other agreement entered into between Borrowers and Bank in connection with this Agreement, all as amended or extended from time to time.

                  "Material Adverse Effect" means a material adverse effect on
(i) the business operations or condition (financial or otherwise) of a Borrower or (ii) the ability a Borrower to repay the Obligations or otherwise perform its obligations under the Loan Documents.

                  "Maturity Date" means October 11, 2000.

                  "Obligations" means all debt, principal, interest, Bank Expenses and other amounts owed to Bank by a Borrower pursuant to this Agreement or any other agreement, whether absolute or contingent, due or to become due, now existing or hereafter arising, including any interest that accrues after the commencement of an Insolvency Proceeding.

                  "Partnership Agreement" means the limited partnership agreement and other organizing and governing documents of a Borrower in the form presented to Bank.

                  "Periodic Payments" means all installments or similar recurring payments that Borrowers may now or hereafter become obligated to pay to Bank pursuant to the terms and provisions of any instrument, or agreement now or hereafter in existence between Borrowers and Bank.

                  "Permitted Indebtedness" means the following:

                  (a) Indebtedness of Borrowers in favor of Bank arising under this Agreement or any other Loan Document;

                  (b) Indebtedness existing on the Closing Date and disclosed in writing to Bank;

                  (c) Subordinated Debt;

                  (d) Indebtedness to vendors and trade creditors incurred in the ordinary course of business; and

                  (e) Indebtedness secured by a lien described in clause (c) of the defined term "Permitted Liens," provided such Indebtedness does not exceed the lesser of the cost or fair market value of the equipment financed with such Indebtedness.

                  "Permitted Liens" means the following:

                  (a) Any Liens existing on the Closing Date and disclosed in writing to Bank or arising under this Agreement or the other Loan Documents;

                  (b) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings, provided the same have no priority over any of Bank's security interests;

                  (c) Liens (i) upon or in any equipment acquired or held by a Borrower or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition of such equipment, or (ii) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment;

                  (d) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (a) through (c) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness being extended, renewed or refinanced does not increase; and

                  (e) landlord's, mechanics and similar Liens arising by operation of law securing the payment of amounts not yet delinquent or being contested in good faith by appropriate proceedings.

                  "Person" means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or governmental agency.

                  "Prime Rate" means the variable rate of interest, per annum, most recently announced by Bank, as its "prime rate," whether or not such announced rate is the lowest rate available from Bank.

                  "Reserve Requirement" means, for any Interest Period, the average maximum rate at which reserves (including any marginal, supplemental or emergency reserves) are required to be maintained during such Interest Period under Regulation D against "Eurocurrency liabilities" (as such term is used in Regulation D) by member banks of the Federal Reserve System. Without limiting the effect of the foregoing, the Reserve Requirement shall reflect any other reserves required to be maintained by Bank by reason of any Regulatory Change against (i) any category of liabilities which includes deposits by reference to which the LIBOR Rate is to be determined as provided in the definition of "LIBOR Base Rate" or (ii) any category of extensions of credit or other assets which include Advances.

                  "Responsible Officer" means each of the members of the General Partner of a Borrower.

                  "Revolving Facility" means the facility under which Borrowers may request Bank to issue cash advances, as specified in Section 2.1 hereof.

                  "Subordinated Debt" means any debt incurred by one or both Borrowers that is subordinated to the debt owing by Borrowers to Bank on terms acceptable to Bank (and identified as being such by Borrowers and Bank).

         1.2 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP and all calculations made hereunder shall be made in accordance with GAAP. When used herein, the terms "financial statements" shall include the notes and schedules thereto.

2.       LOAN AND TERMS OF PAYMENT

         2.1 Advances. Subject to and upon the terms and conditions of this Agreement, Bank agrees to make Advances to Borrowers in an aggregate amount not to exceed the Committed Line. Subject to the terms and conditions of this Agreement, amounts borrowed pursuant to this Section 2.1 may be repaid and reborrowed at any time during the term of this Agreement.

         Whenever a Borrower desires an Advance, such Borrower will notify Bank by facsimile transmission or telephone no later than 12:00 p.m. Colorado time, on the Business Day that a Prime Rate Advance is to be made, and 12:00 p.m. Colorado time on the Business Day that is three (3) Business Days prior to the Business Day on which a LIBOR Rate Advance is made. Each such notification shall be promptly confirmed by a Payment/Advance Form in substantially the form of Exhibit A-1 or Exhibit A-2 hereto. Bank is authorized to make Advances under this Agreement, based upon instructions received from a Responsible Officer, or without instructions if in Bank's discretion such Advances are necessary to meet Obligations which have become due and remain unpaid. Bank shall be entitled to rely on any telephonic notice given by a person who Bank reasonably believes to be a Responsible Officer, and Borrowers shall indemnify and hold Bank harmless for any damages or loss suffered by Bank as a result of such reliance. Bank will credit the amount of Advances made under this Section 2.1 to Borrowers' deposit account.

         Each such notice shall specify:

                  (i) the date such Advance is to be made, which shall be a Business Day; (ii) the amount of such Advance; (iii) whether such Advance is to be a Prime Rate Advance or a LIBOR Rate Advance; and (iv) if the Advance is to be a LIBOR Rate Advance, the Interest Period for such Advance;

         Each request by a Borrower for an Advance shall constitute a representation and warranty by Borrowers to Bank that, as to said Advance, either or both Borrower(s) has the right, under or by reason of the Partnership Agreements, to request Capital Contributions from the partners of Borrower(s), in an aggregate amount equal to or greater than the amount of the aggregate outstanding Advances.

         The Revolving Facility shall terminate on the Maturity Date, at which time all Advances under this Section 2.1 and all other Obligations shall be immediately due and payable.

         2.2      Interest Rates, Payments, and Calculations.

                  (a) Interest Rate. Except as set forth in Section 2.2(b), any Prime Rate Advances shall bear interest, on the average Daily Balance, at a floating rate equal to the Prime Rate, and each LIBOR Rate Advance shall bear interest at a rate equal to the LIBOR Rate plus 2.50%.

                  (b) Default Rate. All Obligations shall bear interest, from and after the occurrence and during the continuation of an Event of Default, at a rate equal to five (5) percentage points above the interest rate applicable immediately prior to the occurrence of the Event of Default.

                  (c) Payments. Interest hereunder shall be due and payable on the twenty-first (21st) calendar day of each month during the term hereof. Each Prime Rate Advance shall be paid in full on or before the earliest of (i) the last day of the Advance Period in which the Advance was made, (ii) thirty (30) days after either Borrower has made a Capital Call or (iii) the Maturity Date. Each LIBOR Rate Advance shall be due and payable on the earliest of (i) the last day of the LIBOR Rate Interest Period for such LIBOR Rate Advance, (ii) thirty
(30) days after either Borrower has made a Capital Call or (iii) the Maturity Date. Bank shall, at its option, charge such interest, all Bank Expenses, and all Periodic Payments against either Borrower's deposit accounts (including Account No. __________ and Account No. _______________) or against the Committed Line, in which case those amounts shall thereafter accrue interest at the rate then applicable hereunder. Any interest not paid when due shall be compounded by becoming a part of the Obligations, and such interest shall thereafter accrue interest at the rate then applicable hereunder.

                  (d) Prepayment of the Advances. Borrowers may at any time prepay any Prime Rate Advance or any LIBOR Rate Advance, in full or in part. Each partial prepayment for a LIBOR Rate Advance shall be in an amount not less than One Hundred Thousand Dollars ($100,000). Each prepayment shall be made upon the irrevocable written or telephone notice of a Borrower received by Bank not later than 11:00 a.m. Colorado time on the date of the prepayment of a Prime Rate Advance, and not less than three (3) Business Days prior to the date of the prepayment of a LIBOR Rate Advance. The notice of prepayment shall specify the date of the prepayment, the amount of the prepayment, and the Advance or Advances prepaid. Each prepayment of a LIBOR Rate Advance shall be accompanied by the payment of accrued interest on the amount prepaid and any amount required by Section 2.6.

                  (e) Computation. In the event the Prime Rate is changed from time to time hereafter, the applicable rate of interest hereunder shall be increased or decreased effective as of the day the Prime Rate is changed, by an amount equal to such change in the Prime Rate. Interest will be computed on the basis of a 360 day year and actual days elapsed.

         2.3 Crediting Payments. So long as no Event of Default exists and is continuing, Bank shall credit a wire transfer of funds, check or other item of payment to such deposit account or Obligation as a Borrower specifies. After the occurrence and during the continuation of an Event of Default, the receipt by Bank of any wire transfer of funds, check, or other item of payment shall be immediately applied to conditionally reduce Obligations, but shall not be considered a payment on account unless such payment is of immediately available federal funds or unless and until such check or other item of payment is honored when presented for payment. Notwithstanding anything to the contrary contained herein, any wire transfer or payment received by Bank after 1:00 p.m. Colorado time shall be deemed to have been received by Bank as of the opening of business on the immediately following Business Day. Whenever any payment to Bank under the Loan Documents would otherwise be due (except by reason of acceleration) on a date that is not a Business Day, such payment shall instead be due on the next Business Day, and additional fees or interest, as the case may be, shall accrue and be payable for the period of such extension.

         2.4      Fees.  Borrowers shall pay to Bank the following:

                  (a) Facility Fee. A Facility Fee equal to Two Thousand Five Hundred Dollars ($2,500), which fee shall be due on the Closing Date and shall be fully earned and nonrefundable;

                  (b) Non-utilization Fee. On the last day of each fiscal quarter, an amount equal to one-eighth of one percent (0.125%) of the difference between the Committed Line and the average Daily Balance during that quarter; and

                  (c) Bank Expenses. Upon the date hereof, all Bank Expenses incurred through the Closing Date, including reasonable attorneys' fees and expenses (which fees and expenses shall not exceed $6,000), and, after the date hereof, all reasonable Bank Expenses, including reasonable attorneys' fees and expenses, as and when they become due to amend, enforce or defend this Agreement.

         2.5      Conversion/Continuation of Advances.

                  (a) A Borrower may from time to time submit in writing a request that Prime Rate Advances be converted to LIBOR Rate Advances or that any existing LIBOR Rate Advances continue for an additional Interest Period. Such request shall specify the amount of the Prime Rate Advances which will constitute LIBOR Rate Advances (subject to the limits set forth below) and the Interest Period to be applicable to such LIBOR Rate Advances. Each written request for a conversion to a LIBOR Rate Advance or a continuation of a LIBOR Rate Advance shall be duly executed by a Responsible Officer. Subject to the terms and conditions contained herein, three (3) Business Days after Bank's receipt of such a request from a Borrower, such Prime Rate Advances shall be converted to LIBOR Rate Advances or such LIBOR Rate Advances shall continue, as the case may be provided that:

                      (i) no Event of Default or event which with notice or passage of time or both would constitute an Event of Default exists;

                     (ii) no party hereto shall have sent any notice of termination of the Agreement;

                    (iii) Borrowers shall have complied with such customary procedures as Bank has established from time to time for a Borrower's requests for LIBOR Rate Advances;

                     (iv) the amount of a LIBOR Rate Advance shall be $1,000,000 or such greater amount which is an integral multiple of $100,000; and

                      (v) Bank shall have determined that the Interest Period or LIBOR Rate is available to Bank as of the date of the request for such LIBOR Rate Advance.

         Any request by a Borrower to convert Prime Rate Advances to LIBOR Rate Advances or continue any existing LIBOR Rate Advances shall be irrevocable. Notwithstanding anything to the contrary contained herein, Bank shall not be required to purchase United States Dollar deposits in the London interbank market or other applicable LIBOR Rate market to fund any LIBOR Rate Advances, but the provisions hereof shall be deemed to apply as if Bank had purchased such deposits to fund the LIBOR Rate Advances.

                  (b) Any LIBOR Rate Advances shall automatically convert to Prime Rate Advances upon the last day of the applicable Interest Period, unless Bank has received and approved a complete and proper request to continue such LIBOR Rate Advance at least three (3) Business Days prior to such last day in accordance with the terms hereof. Any LIBOR Rate Advances shall, at Bank's option, convert to Prime Rate Advances in the event that an Event of Default shall exist. Borrowers shall pay to Bank, upon demand by Bank any amounts required to compensate Bank for any loss (including loss of anticipated profits), cost or expense incurred by such person, as a result of the conversion of LIBOR Rate Advances to Prime Rate Advances pursuant to any of the foregoing.

         2.6      Additional Requirements/Provisions Regarding LIBOR Rate
Advances.

                  (a) Each LIBOR Rate Advance shall be in an amount of not less than One Million Dollars ($1,000,000). At no time may the outstanding LIBOR Rate Advances be subject to more than six different LIBOR Rate Interest Periods.

                  (b) If for any reason (including voluntary or mandatory prepayment or acceleration), Bank receives all or part of the principal amount of a LIBOR Rate Advance prior to the last day of the Interest Period for such LIBOR Rate Advance, Borrowers shall on demand by Bank, pay Bank the amount (if any) by which (i) the additional interest which would have been payable on the amount so received had it not been received until the last day of such Interest Period exceeds (ii) the interest which would have been recoverable by Bank by placing the amount so received on deposit in the certificate of deposit markets or the offshore currency interbank markets or United States Treasury investment products, as the case may be, for a period starting on the date on which it was so received and ending on the last day of such Interest Period at the interest rate determined by Bank. Bank's determination as to such amount shall be conclusive absent manifest error.

                  (c) Borrowers shall pay to Bank, upon demand by Bank, from time to time such amounts as Bank may reasonably determine to be necessary to compensate it for any costs incurred by Bank that Bank determines are attributable to its making or maintaining of any amount receivable by Bank hereunder in respect of any Advances relating thereto (such increases in costs and reductions in amounts receivable being herein called "Additional Costs"), in each case resulting from any Regulatory Change that:

                      (i) changes the basis of taxation of any amounts payable to Bank under this Agreement in respect of any Advances (other than changes which affect taxes measured by or imposed on the overall net income of Bank by the jurisdiction in which Bank has its principal office); or

                     (ii) imposes or modifies any reserve, special deposit or similar requirements relating to any extensions of credit or other assets of, or any deposits with or other liabilities of Bank (including any Advances or any deposits referred to in the definition of "LIBOR Base Rate"); or

                     (iii) imposes any other material condition affecting this Agreement (or any of such extensions of credit or liabilities).

Bank will notify Borrowers of any event occurring after the date of the Agreement which will entitle Bank to compensation pursuant to this section as promptly as practicable after it obtains knowledge thereof and determines to request such compensation. Bank will furnish Borrowers with a statement in reasonable detail setting forth the basis and amount of each request by Bank for compensation under this Section 2.6. Determinations and allocations by Bank for purposes of this Section 2.6 of the effect of any Regulatory Change on its costs of maintaining its obligations to make Advances or of making or maintaining Advances or on amounts receivable by it in respect of Advances, and of the additional amounts required to compensate Bank in respect of any Additional Costs, shall be conclusive absent manifest error.

                  (d) Borrowers shall pay to Bank, upon the request of Bank, such amount or amounts as shall be sufficient (in the sole good faith opinion of Bank) to compensate it for any reasonable loss, costs or expense incurred by it as a result of any failure by Borrowers to borrow a LIBOR Rate Advance on the date for such borrowing specified in the relevant notice of borrowing hereunder.

                  (e) If Bank shall determine that the adoption or implementation of any applicable law, rule, regulation or treaty regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Bank (or its applicable lending office) with any respect or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on capital of Bank or any person or entity controlling Bank (a "Parent") as a consequence of its obligations hereunder to a level below that which Bank (or its Parent) could have achieved but for such adoption, change or compliance (taking into consideration its policies with respect to capital adequacy) by an amount deemed by Bank to be material, then from time to time, within 15 days after demand by Bank, Borrowers shall pay to Bank such additional amount or amounts as will compensate Bank for such reduction. A statement of Bank claiming compensation under this Section and setting forth in reasonable detail the additional amount or amounts to be paid to it hereunder shall be conclusive absent manifest error.

                  (f) If at any time Bank, in its sole and absolute discretion, determines that: (i) the amount of the LIBOR Rate Advances for periods equal to the corresponding Interest Periods or any other period are not available to Bank in the offshore currency interbank markets, or (ii) the LIBOR Rate does not accurately reflect the cost to Bank of lending the LIBOR Rate Advance, then Bank shall promptly give notice thereof to Borrowers, and upon the giving of such notice Bank's obligation to make the LIBOR Rate Advances shall terminate, unless Bank and Borrowers agree in writing to a different interest rate applicable to LIBOR Rate Advances. If it shall become unlawful for Bank to continue to fund or maintain any Advances, or to perform its obligations hereunder, upon demand by Bank, Borrowers shall prepay the Advances in full with accrued interest thereon and all other amounts payable by Borrowers hereunder (including, without limitation, any amount payable in connection with such prepayment pursuant to
Section 2.6(a)).

         2.7 Additional Costs. In case any change in any law, regulation, treaty or official directive or the interpretation or application thereof by any court or any governmental authority charged with the administration thereof or the compliance with any guideline or request of any central bank or other governmental authority (whether or not having the force of law), in each case after the date of this Agreement:

                  (a) subjects Bank to any tax with respect to payments of principal or interest or any other amounts payable hereunder by Borrowers or otherwise with respect to the transactions contemplated hereby (except for taxes on the overall net income of Bank imposed by the United States of America or any political subdivision thereof);

                  (b) imposes, modifies or deems applicable any deposit insurance, reserve, special deposit or similar requirement against assets held by, or deposits in or for the account of, or loans by, Bank; or

                  (c) imposes upon Bank any other condition with respect to its performance under this Agreement,

and the result of any of the foregoing is to increase the cost to Bank, reduce the income receivable by Bank or impose any expense upon Bank with respect to any loans, Bank shall notify Borrowers thereof. Borrowers agree to pay to Bank the amount of such increase in cost, reduction in income or additional expense as and when such cost, reduction or expense is incurred or determined, upon presentation by Bank of a statement of the amount and setting forth Bank's calculation thereof, all in reasonable detail, which statement shall be deemed true and correct absent manifest error. However, Borrowers shall not be liable for any amount attributable to any period before 180 days prior to the date Bank notifies Borrowers of such increased costs. Bank agrees that it will allocate any increased costs among its customers similarly affected in good faith and in a manner consistent with Bank's customary practice.

         2.8 Term. This Agreement shall become effective on the Closing Date and, subject to Section 11.7, shall continue in full force and effect for a term ending on the Maturity Date. Notwithstanding the foregoing, Bank shall have the right to terminate its obligation to make Advances under this Agreement immediately and without notice upon the occurrence and during the continuance of an Event of Default.

3.       CONDITIONS OF LOANS

         3.1 Conditions Precedent to Initial Advance. The obligation of Bank to make the initial Advance is subject to the condition precedent that Bank shall have received, in form and substance satisfactory to Bank, the following:

                  (a) this Agreement;

                  (b) certificates of the General Partners of Borrowers with respect to incumbency and resolutions authorizing the execution and delivery of this Agreement;

                  (c) the aggregate amount of Capital Commitments exceeds the Committed Line;

                  (d) payment of the fees and Bank Expenses then due specified in Section 2.4 hereof; and

                  (e) such other documents, and completion of such other matters, as Bank may reasonably deem necessary or appropriate.

         3.2 Conditions Precedent to all Advances. The obligation of Bank to make each Advance, including the initial Advance, is further subject to the following conditions:

                  (a) timely receipt by Bank of the Payment/Advance Form as provided in Section 2.1;

                  (b) the aggregate amount of Capital Commitments exceeds the Committed Line; and

                  (c) the representations and warranties contained in Section 4 shall be true and correct in all material respects on and as of the date of such Payment/Advance Form and on the effective date of each Advance as though made at and as of each such date, and no Event of Default shall have occurred and be continuing, or would result from such Advance. The making of each Advance shall be deemed to be a representation and warranty by Borrowers on the date of such Advance as to the accuracy of the facts referred to in this Section 3.2(c).

4.       REPRESENTATIONS AND WARRANTIES

         Each Borrower represents and warrants as follows:

         4.1 Due Organization and Qualification. Borrower is a limited partnership duly existing and in good standing under the laws of Delaware and qualified and licensed to do business in, and is in good standing in, any state in which the conduct of its business or its ownership of property requires that it be so qualified. Borrower's Partnership Agreement is in full force and effect in the form attached to this Agreement.

         4.2 Due Authorization; No Conflict. The execution, delivery, and performance of the Loan Documents and the request for each Advance thereunder are within Borrower's powers, have been duly authorized, and are not in conflict with nor constitute a breach of any provision contained in Borrower's Certificate of Limited Partnership or Partnership Agreement, nor will they constitute an event of default under any material agreement to which Borrower is a party or by which Borrower is bound. Borrower is not in default under any agreement to which it is a party or by which it is bound, which default could have a Material Adverse Effect.

         4.3 No Prior Encumbrances. Borrower has good and indefeasible title to its properties, free and clear of Liens, except for Permitted Liens.

         4.4 Name; Location of Chief Executive Office. Except as disclosed in the Schedule, Borrower has not done business under any name other than that specified on the signature page hereof. The chief executive office of Borrower is located at the address indicated in Section 9 hereof.

         4.5 Litigation. There are no actions or proceedings pending by or against Borrower before any court or administrative agency in which an adverse decision could have a Material Adverse Effect. Borrower does not have knowledge of any such pending or threatened actions or proceedings.

         4.6 No Material Adverse Change in Financial Statements. All financial statements related to Borrower that have been delivered by Borrower to Bank fairly present in all material respects Borrower's consolidated financial condition as of the date thereof and Borrower's consolidated results of operations for the period then ended. There has not been a material adverse change in the consolidated financial condition of Borrower since the date of the most recent of such financial statements submitted to Bank.

         4.7 Solvency. Borrower is solvent and able to pay its debts (including trade debts) as they mature.

         4.8 Government Compliance and Consents. Borrower is not required to file as an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940. Borrower is not engaged principally, or as one of the important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations G, T and U of the Board of Governors of the Federal Reserve System). Borrower has not violated any statutes, laws, ordinances or rules applicable to it, violation of which could have a Material Adverse Effect. None of Borrower's properties or assets has ever been used by Borrower in the disposal of, or to produce, store, handle, treat, release, or transport, any hazardous waste or hazardous substance other than in accordance with applicable law. Borrower has filed or caused to be filed all tax returns required to be filed, and has paid, or has made adequate provision for the payment of, all taxes reflected therein. Borrower has obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all governmental authorities that are necessary for the continued operation of Borrower's business as currently conducted.

         4.9 Full Disclosure. No representation, warranty or other statement made by Borrower in any certificate or written statement furnished to Bank contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such certificates or statements not misleading.

5.       AFFIRMATIVE COVENANTS

         Each Borrower covenants and agrees that, until payment in full of all outstanding Obligations, and for so long as Bank may have any commitment to make an Advance hereunder, Borrower shall do all of the following:

         5.1 Good Standing. Borrower shall maintain its partnership existence and good standing in its jurisdiction of organization and maintain qualification in each jurisdiction in which the failure to so qualify could have a Material Adverse Effect. Borrower shall maintain, in force all licenses, approvals and agreements, the loss of which could have a Material Adverse Effect.

         5.2 Government Compliance. Borrower shall comply with all statutes, laws, ordinances and government rules and regulations to which it is subject, noncompliance with which could have a Material Adverse Effect. Borrower shall make due and timely payment or deposit of all material federal, state, and local taxes, assessments, or contributions required of it by law, and will, upon request, furnish Bank with proof satisfactory to Bank indicating that Borrower has made such payments or deposits; provided that Borrower need not make any payment if the amount or validity of such payment is contested in good faith by appropriate proceedings and is reserved against (to the extent required by GAAP) by Borrower.

         5.3 Financial Statements, Reports, Certificates. Borrower shall deliver to Bank: (a) as soon as available, but in any event within forty-five (45) days after the end of each quarter, a company prepared consolidated balance sheet and statement of Partners' capital covering Borrower's consolidated operations during such period, certified by a Responsible Officer; (b) as soon as available, but in any event within one hundred twenty (120) days after the end of Borrower's fiscal year, audited consolidated financial statements of Borrower prepared in accordance with GAAP, consistently applied, together with an unqualified opinion on such financial statements of an independent certified public accounting firm reasonably acceptable to Bank; (c) promptly upon receipt of notice thereof, a report of any legal actions pending or threatened against Borrower or any Subsidiary that could result in damages or costs to Borrower of One Hundred Thousand Dollars ($100,000) or more; (d) within ten (10) days after making a Capital Call, if any Advances are outstanding at such time, notice of such Capital Call; and (e) such other financial information as Bank may reasonably request from time to time.

         Borrower shall deliver to Bank with the quarterly financial statements a Compliance Certificate signed by a Responsible Officer in substantially the form of Exhibit B hereto.

         5.4 Bank Accounts. Borrower shall maintain its primary operating accounts with Bank.

         5.5 Clean-Up Period. Borrowers will cause all Advances under this Agreement to be repaid, and a zero balance hereunder to be maintained, for a period of thirty (30) consecutive days during the term of this Agreement.

         5.6 Notification. Borrowers shall immediately notify Bank if either (i) Jack Tankersley ceases to be the managing member of the General Partner of either Borrower, or (ii) there is a termination of the Investment Period (as defined in each Borrower's Partnership Agreement) as provided for in Section
6.1.15 of each Borrower's Partnership Agreement.

         5.7 Excess Contributions. No part of the Capital Contributions may be returned to the Limited Partners until Borrower's outstanding Obligations under this Agreement are reduced to zero and Bank has no further commitment to make Advances hereunder.

         5.8 Further Assurances. At any time and from time to time Borrower shall execute and deliver such further instruments and take such further action as may reasonably be requested by Bank to effect the purposes of this Agreement.

6.       NEGATIVE COVENANTS

         Each Borrower covenants and agrees that, so long as any credit hereunder shall be available and until payment in full of the outstanding Obligations or for so long as Bank may have any commitment to make any Advances, neither Borrower will not do any of the following:

         6.1 Change in Business. Engage in any business, other than the businesses currently engaged in by Borrower and any business substantially similar or related thereto (or incidental thereto), or suffer a material change in Borrower's ownership, or change or amend the Partnership Agreement in any manner that has an adverse effect on the interests of Bank, or fail to enforce its rights under the Partnership Agreement. Borrower will not, without ten (10) days prior written notification to Bank, relocate its chief executive office.

         6.2 Mergers or Acquisitions. Merge or consolidate with or into any other business organization, or acquire all or substantially all of the capital stock or property of another Person, except that Borrower may acquire all or substantially all of the capital stock of another Person in the ordinary course of its business.

         6.3 Indebtedness. Create, incur, assume or be or remain liable with respect to any Indebtedness, other than Permitted Indebtedness.

         6.4 Encumbrances. Create, incur, assume or suffer to exist any Lien with respect to any of its property, or assign or otherwise convey any right to receive income, except for Permitted Liens.

         6.5 Distributions. Pay any dividends or make any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock, except in the ordinary course of business and except for distributions to Partners pursuant to, and in accordance with, the Partnership Agreement, for as long as an Event of Default has not occurred and is continuing.

         6.6 Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower except for transactions that are in the ordinary course of Borrower's business, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm's length transaction with a nonaffiliated Person.

         6.7 Subordinated Debt. Make any payment in respect of any Subordinated Debt, except in compliance with the terms of such Subordinated Debt, or amend any provision contained in any documentation relating to the Subordinated Debt without Bank's prior written consent.

         6.8 Compliance. Become an "investment company" controlled by an "investment company," within the meaning of the Investment Company Act of 1940, or become principally engaged in, or undertake as one of its important activities, the business of extending credit for the purpose of purchasing or carrying margin stock, or use the proceeds of any Advance for such purpose or fail to comply with any law or regulation, which failure could have a Material Adverse Effect.

7.       EVENTS OF DEFAULT

         Any one or more of the following events shall constitute an Event of Default by Borrowers under this Agreement:

         7.1 Payment Default. If Borrowers fail to pay the principal of, or any interest on, any Advances within three days after their due date; or fails to pay any portion of any other Obligations not constituting such principal or interest, including without limitation Bank Expenses, within thirty (30) days of receipt by Borrowers of an invoice for such other Obligations.

         7.2 Covenant Default. If a Borrower fails to perform any obligation under Article 5 or violates any of the covenants contained in Article 6 of this Agreement, or fails or neglects to perform, keep, or observe any other material term, provision, condition, covenant, or agreement contained in this Agreement, in any of the Loan Documents, or in any other present or future agreement between such Borrower and Bank and as to any default under such other term, provision, condition, covenant or agreement that can be cured, has failed to cure such default within ten (10) days after such Borrower receives notice thereof or any officer of such Borrower becomes aware thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by such Borrower be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then such Borrower shall have an additional reasonable period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to have cured such default shall not be deemed an Event of Default (provided that no Advances will be required to be made during such cure period).

         7.3 Material Adverse Change. If an event occurs that could reasonably be expected to have a Material Adverse Effect.

         7.4 Attachment. If any material portion of either Borrower's assets is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any trustee, receiver or person acting in a similar capacity and such attachment, seizure, writ or distress warrant or levy has not been removed, discharged or rescinded within ten (10) days, or if either Borrower is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs, or if a judgment or other claim becomes a lien or encumbrance upon any material portion of either Borrower's assets, or if a notice of lien, levy, or assessment is filed of record with respect to any of either Borrower's assets by the United States Government, or any department, agency, or instrumentality thereof, or by any state, county, municipal, or governmental agency, and the same is not paid within ten (10) days after either Borrower receives notice thereof, provided that none of the foregoing shall constitute an Event of Default where such action or event is stayed or an adequate bond has been posted pending a good faith contest by such Borrower (provided that no Advances will be required to be made during such cure period).

         7.5 Insolvency. If a Borrower becomes insolvent, or if an Insolvency Proceeding is commenced by a Borrower, or if an Insolvency Proceeding is commenced against a Borrower and is not dismissed or stayed within ten (10) days (provided that no Advances will be made prior to the dismissal of such Insolvency Proceeding).

         7.6 Other Agreements. If there is a default in any agreement to which a Borrower is a party with a third party or parties resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount in excess of One Hundred Thousand Dollars ($100,000) or that could reasonably be expected to have a Material Adverse Effect.

         7.7 Subordinated Debt. If a Borrower makes any payment on account of Subordinated Debt, except to the extent such payment is allowed under any subordination agreement entered into with Bank.

         7.8 Judgments. If a judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least Fifty Thousand Dollars ($50,000) shall be rendered against a Borrower and shall remain unsatisfied and unstayed for a period of ten (10) days (provided that no Advances will be made prior to the satisfaction or stay of such judgment).

         7.9 Capital Call. If any one or more Limited Partners, representing an aggregate of five percent (5%) of a Capital Call, fails to pay any Capital Contribution within ten (10) business days after a Capital Call is due and such partner's interest in Borrower(s) has not been repurchased in accordance with the Partnership Agreement(s).

         7.10 Misrepresentations. If any material misrepresentation or material misstatement exists now or hereafter in any warranty or representation set forth herein or in any certificate delivered to Bank by any Responsible Officer pursuant to this Agreement or to induce Bank to enter into this Agreement or any other Loan Document.

         7.11 Partnership Events. If either (i) Jack Tankersley ceases to be the managing member of the General Partner of either Borrower, or (ii) if there is a termination of the Investment Period (as defined in each Borrower's Partnership Agreements) as provided for in Section 6.1.15 of each Borrower's Partnership Agreements.

8.       BANK'S RIGHTS AND REMEDIES

         8.1 Rights and Remedies. Upon the occurrence and during the continuance of an Event of Default, Bank may, at its election, without notice of its election and without demand, do any one or more of the following, all of which are authorized by Borrowers:

                  (a) Declare all Obligations, whether evidenced by this Agreement, by any of the other Loan Documents, or otherwise, immediately due and payable (provided that upon the occurrence of an Event of Default described in Section 7.5 all Obligations shall become immediately due and payable without any action by Bank);

                  (b) Cease advancing money or extending credit to or for the benefit of Borrowers under this Agreement or under any other agreement between Borrowers and Bank; and

                  (c) Set off and apply to the Obligations any and all (i) balances and deposits of either Borrower held by Bank, or (ii) indebtedness at any time owing to or for the credit or the account of either Borrower held by Bank.

         8.2 Bank Expenses. If either Borrower fails to pay any amounts or furnish any required proof of payment due to third persons or entities, as required under the terms of this Agreement, then Bank may make payment of the same or any part thereof. Any amounts so paid or deposited by Bank shall constitute Bank Expenses, shall be immediately due and payable, and shall bear interest at the then applicable rate hereinabove provided. Any payments made by Bank shall not constitute an agreement by Bank to make similar payments in the future or a waiver by Bank of any Event of Default under this Agreement.

         8.3 Remedies Cumulative. Bank's rights and remedies under this Agreement, the Loan Documents, and all other agreements shall be cumulative. Bank shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law, or in equity. No exercise by Bank of one right or remedy shall be deemed an election, and no waiver by Bank of any Event of Default on Borrowers' part shall be deemed a continuing waiver. No delay by Bank shall constitute a waiver, election, or acquiescence by it. No waiver by Bank shall be effective unless made in a written document signed on behalf of Bank and then shall be effective only in the specific instance and for the specific purpose for which it was given.

9.       NOTICES

         Unless otherwise provided in this Agreement, all notices or demands by any party relating to this Agreement or any other agreement entered into in connection herewith shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by a recognized overnight delivery service, certified mail, postage prepaid, return receipt requested, or by telefacsimile to Borrowers or to Bank, as the case may be, at its addresses set forth below:

If to Borrowers:                    Meritage Private Equity Fund, L.P.
                                    1600 Wynkoop, Suite 300
                                    Denver, CO 80202
                                    Attn: Laura Beller
                                    FAX:  (303) 352-2050

If to Bank:                         Silicon Valley Bank
                                    4430 Arapahoe Avenue, Suite 225
                                    Boulder, CO 80303
                                    Attn:  Mike Devery
                                    FAX:  (303) 938-0486

         The parties hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other.

10.      CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER

         This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of California, without regard to principles of conflicts of law. Each of Borrowers and Bank hereby submits to the exclusive jurisdiction of the state and Federal courts located in the County of Santa Clara, State of California. Borrowers AND BANK EACH HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. EACH PARTY RECOGNIZES AND AGREES THAT THE FOREGOING WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR IT TO ENTER INTO THIS AGREEMENT. EACH PARTY REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.      GENERAL PROVISIONS

         11.1 Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties; provided, however, that neither this Agreement nor any rights hereunder may be assigned by Borrowers without Bank's prior written consent, which consent may be granted or withheld in Bank's sole discretion. Bank shall have the right without the consent of or notice to Borrowers to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Bank's obligations, rights and benefits hereunder.

         11.2 Indemnification. Borrowers shall defend, indemnify and hold harmless Bank and its officers, employees, and agents against: (a) all obligations, demands, claims, and liabilities claimed or asserted by any other party in connection with the transactions contemplated by this Agreement; and
(b) all losses or Bank Expenses in any way suffered, incurred, or paid by Bank as a result of or in any way arising out of, following, or consequential to transactions between Bank and Borrowers whether under this Agreement, or otherwise (including without limitation reasonable attorneys fees and expenses), except for losses caused by Bank's (or its agents' or employees') gross negligence or willful misconduct.

         11.3 Time of Essence. Time is of the essence for the performance of all obligations set forth in this Agreement.

         11.4 Severability of Provisions. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

         11.5 Amendments in Writing, Integration. This Agreement cannot be amended or terminated orally. All prior agreements, understandings, representations, warranties, and negotiations between the parties hereto with respect to the subject matter of this Agreement, if any, are superseded by this Agreement and the Loan Documents.

         11.6 Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement.

         11.7 Survival. All covenants, representations and warranties made in this Agreement shall continue in full force and effect so long as any Obligations remain outstanding. The obligations of Borrowers to indemnify Bank with respect to the expenses, damages, losses, costs and liabilities described in Section 11.2 shall survive until all applicable statute of limitations periods with respect to actions that may be brought against Bank have run.

         11.8 Subrogation and Similar Rights. Notwithstanding any other provision of this Agreement or any other Loan Document, each Borrower irrevocably waives all rights that it may have at law or in equity (including, without limitation, any law subrogating the Borrower to the rights of Bank under the Loan Documents) to seek contribution, indemnification, or any other form of reimbursement from any other Borrower, or any other Person now or hereafter primarily or secondarily liable for any of the Obligations, for any payment made by the Borrower with respect to the Obligations in connection with the Loan Documents or otherwise and all rights that it might have to benefit from, or to participate in, any security for the Obligations as a result of any payment made by the Borrower with respect to the Obligations in connection with the Loan Documents or otherwise. Any agreement providing for indemnification, reimbursement or any other arrangement prohibited under this Section 11.8 shall be null and void. If any payment is made to a Borrower in contravention of this
Section 11.8, such Borrower shall hold such payment in trust for Bank and such payment shall be promptly delivered to Bank for application to the Obligations, whether matured or unmatured.

         11.9 Waivers of Notice. Each Borrower waives notice of acceptance hereof; notice of the existence, creation or acquisition of any of the Obligations; notice of an Event of Default; notice of the amount of the Obligations outstanding at any time; notice of intent to accelerate; notice of acceleration; notice of any adverse change in the financial condition of any other Borrower or of any other fact that might increase the Borrower's risk; presentment for payment; demand; protest and notice thereof as to any instrument; default; and all other notices and demands to which the Borrower would otherwise be entitled. Each Borrower waives any defense arising from any defense of any other Borrower, or by reason of the cessation from any cause whatsoever of the liability of any other Borrower. Bank's failure at any time to require strict performance by any Borrower of any provision of the Loan Documents shall not waive, alter or diminish any right of Bank thereafter to demand strict compliance and performance therewith. Nothing contained herein shall prevent Bank from foreclosing on the Lien of any deed of trust, mortgage or other security instrument, or exercising any rights available thereunder, and the exercise of any such rights shall not constitute a legal or equitable discharge of any Borrower. Each Borrower also waives any defense arising from any act or omission of Bank that changes the scope of the Borrower's risks hereunder. Each Borrower hereby waives any right to assert against Bank any defense (legal or equitable), setoff, counterclaim, or claims that such Borrower individually may now or hereafter have against another Borrower or any other Person liable to Bank with respect to the Obligations in any manner or whatsoever.

         11.10 Subrogation Defenses. Each Borrower hereby waives any defense based on impairment or destruction of its subrogation or other rights against any other Borrower and waives all benefits which might otherwise be available to it under California Civil Code Sections 2809, 2810, 2819, 2839, 2845, 2848, 2849, 2850, 2899, and 3433 and California Code of Civil Procedure Sections 580a, 580b, 580d and 726, as those statutory provisions are now in effect and hereafter amended, and under any other similar statutes now and hereafter in effect.

         11.11    Right to Settle, Release.

     (i) The liability of Borrowers hereunder shall not be diminished by (i) any agreement, understanding or representation that any of the Obligations is or was to be guaranteed by another Person or secured by other property, or (ii) any release or unenforceability, whether partial or total, of rights, if any, which Bank may now or hereafter have against any other Person, including another Borrower, or property with respect to any of the Obligations.

     (ii) Without notice to any Borrower and without affecting the liability of any Borrower hereunder, Bank may (i) compromise, settle, renew, extend the time for payment, change the manner or terms of payment, discharge the performance of, decline to enforce, or release all or any of the Obligations with respect to a Borrower, (ii) grant other indulgences to a Borrower in respect of the
Obligations, (iii) modify in any manner any documents relating to the Obligations with respect to a Borrower, (iv) release, surrender or exchange any deposits or other property securing the Obligations, whether pledged by a Borrower or any other Person, or (v) compromise, settle, renew, or extend the time for payment, discharge the performance of, decline to enforce, or release all or any obligations of any guarantor, endorser or other Person who is now or may hereafter be liable with respect to any of the Obligations.

         11.12 Primary Obligation. This Agreement is a primary and original obligation of each Borrower and shall remain in effect notwithstanding future changes in conditions, including any change of law or any invalidity or irregularity in the creation or acquisition of any Obligations or in the execution or delivery of any agreement between Bank and any Borrower. Each Borrower shall be liable for existing and future Obligations as fully as if all of the Credit Extensions were advanced to such Borrower. Bank may rely on any certificate or representation made by any Borrower as made on behalf of, and binding on, all Borrowers, including without limitation Advance Request Forms, Borrowing Base Certificates and Compliance Certificates.

         11.13 Subordination. All indebtedness of a Borrower now or hereafter arising held by another Borrower is subordinated to the Obligations and the Borrower holding the indebtedness shall take all actions reasonably requested by Bank to effect, to enforce and to give notice of such subordination.

         11.14 Enforcement of Rights. Borrowers are jointly and severally liable for the Obligations and Bank may proceed against one or more of the Borrowers to enforce the Obligations without waiving its right to proceed against any of the other Borrowers.

         11.15 Borrowers as Agents. Each Borrower appoints the other Borrower as its agent with all necessary power and authority to give and receive notices, certificates or demands for and on behalf of both Borrowers, to act as disbursing agent for receipt of any Advances on behalf of each Borrower and to apply to Bank on behalf of each Borrower for Advances, any waivers and any consents. This authorization cannot be revoked, and Bank need not inquire as to each Borrower's authority to act for or on behalf of Borrower.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                                    MERITAGE PRIVATE EQUITY FUND, L.P.

                                    By:  Meritage Investment Partners, LLC
                                         General Partners

                                    By:
                                         Jack Tankersley
                                         Member

                                    By:
                                         Laura Beller
                                         Member


                                    MERITAGE PRIVATE EQUITY PARALLEL FUND, L.P.

                                    By:  Meritage Investment Partners, LLC
                                         General Partners

                                    By:
                                          Jack Tankersley
                                          Member

                                    By:
                                          Laura Beller
                                          Member


                                    SILICON VALLEY BANK

                                    By:

                                    Title:

                    AMENDMENT TO LOAN AND SECURITY AGREEMENT

     This Amendment to Loan and Security Agreement (this "Amendment") is made as of April 20, 2001, by and between Meritage Private Equity Fund, L.P. and Meritage Private Equity Parallel Fund, L.P. (individually and collectively, "Borrower") and Silicon Valley Bank ("Bank").

                                    RECITALS

         A. Borrower and Bank are parties to, among other documents, a Loan and Security Agreement dated as of October 12, 1999, as amended from time to time (the "Loan Agreement").

         B. Borrower and Bank desire to modify the Loan Agreement, in accordance with the terms of this Amendment.

         NOW THEREFORE, Borrower and Bank agree as follows:

     1. The term "Maturity Date" is hereby amended to mean April 20, 2002.

     2.  The  term   "Committed   Line"  means  Twenty  Five   Million   Dollars
($25,000,000).

     3. Notwithstanding the terms and conditions contained in the Loan Agreement, no Advances shall be allowed under the Committed Line at such time as when the unfunded Capital Commitments are less than or equal to 20% of the aggregate Capital Commitments.

     4. Unless otherwise defined, all capitalized terms in this Amendment shall have the meanings assigned in the Agreement. Except as amended, the Agreement remains in full force and effect.

     5. Borrower represents and warrants that the Representations and Warranties contained in the Agreement are true and correct as of the date of this Amendment, and that no Event of Default has occurred and is continuing.

     6. Borrower shall pay Bank a fee in the amount of Ten Thousand Dollars ($10,000) ("Loan Fee") plus all out-of-pocket expenses. In addition, Borrower shall pay Bank a fee equal to .125% of the average, quarterly unused portion of the Committed Line, annualized, due and payable no later than 30 days after the end of each fiscal quarter.

     7. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

     8. This Amendment amends certain terms of the Agreement. Except as amended hereby, the Agreement remains in full force and effect. This Amendment, together with the Agreement and any documents executed in connection with the Agreement, constitute the entire agreement of the parties with respect to the subject matter hereof, and supersede all prior agreements and negotiations.
The effectiveness of this Amendment is conditioned upon payment of the Loan Fee.

     IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the first date above written.

Borrower:                                   Bank:
MERITAGE PRIVATE EQUITY FUND, L.P.          SILICON VALLEY BANK
By: Meritage Investment Partners, LLC,
      General Partners
      By:____________________________       By:_________________________
      Name:__________________________       Name:_______________________
      Title:_________________________       Title:______________________

      By:____________________________
      Name:__________________________
      Title:_________________________

MERITAGE PRIVATE EQUITY PARALLEL
FUND, L.P.
By: Meritage Investment Partners, LLC,
      General Partners
      By:____________________________
      Name:__________________________
      Title:_________________________

      By:____________________________
      Name:__________________________
      Title:_________________________